787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

January 20, 2010

VIA EDGAR

Linda Stirling, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Sanford C. Bernstein Fund, Inc.

Post-Effective Amendment No. 47 to the Registration Statement Filed on November 24, 2009

Securities Act File No. 33-21844; Investment Company Act File No. 811-5555

Dear Ms. Stirling:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that you provided in a telephone conversation with the undersigned and Marc Bryant of AllianceBernstein L.P. on January 8, 2010.

For your convenience, the substance of those comments has been restated below. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment. The Registrant’s responses to each comment are set out immediately under the restated comment.

Comment No. 1: Please delete the “Overlay Portfolios” header that appears at the top of each Portfolio’s summary section, as it is not permitted by Form N-1A.

Response: The above-referenced header has been deleted.

Comment No. 2: In the investment objective subsection of each Portfolio’s summary section, please remove the second sentence of the first paragraph disclosing whether the Portfolio is managed with regard to tax considerations and the entire second paragraph disclosing that the Portfolio is not designed to be used as a stand-alone investment and is intended to be used as part of a broader investment program administered directly by Bernstein.

NEW YORK     WASHINGTON     PARIS     LONDON     MILAN     ROME     FRANKFURT     BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

January 20, 2010

Response: The above-referenced disclosure has been moved from the investment objective subsection of each Portfolio’s summary section to the principal strategies subsection of each Portfolio’s summary section.

Comment No. 3: Please explain supplementally what is meant by the phrase “moderate the volatility of a….. asset allocation over the long term, as part of an investor’s overall asset allocation managed by Sanford C. Bernstein LLC” in each Portfolio’s investment objective.

Response: The Portfolios are designed to provide an asset allocation overlay tailored to the target allocations of Bernstein’s discretionary Client accounts. Bernstein will use the Portfolios to seek to reduce a Client’s overall portfolio volatility and mitigate the effects of extreme market environments without sacrificing long-term returns relative to Client portfolios with a static asset mix. These potential benefits are intended to be realized at the level of a Bernstein Client’s account and not by a Portfolio on a stand-alone basis.

Comment No. 4: Please revise the captions in each Portfolio’s fee table to reflect the captions contained in Form N-1A.

Response: The caption in each Portfolio’s fee table entitled “Total Operating Expenses (before waiver)” has been revised to “Total Annual Portfolio Operating Expenses (before fee waiver and/or expense reimbursement),” the caption entitled “Waiver and/or Expense Reimbursment” has been revised to “Fee Waiver and/or Expense Reimbursement,” and the caption entitled “Net Expenses” has been revised to “Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement.”

Comment No. 5: In the footnote to each fee table describing the fee waiver and/or expense reimbursement, please briefly describe who can terminate the arrangement and under what circumstances. Please also delete the phrase “and may be extended by the Adviser for additional one-year terms” from the last sentence of such footnote. Please confirm supplementally that the fee waiver/expense reimbursement will stay in effect for at least one year from the effective date of the prospectus.

Response: The above-referenced footnotes have been revised as requested. The fee waiver/expense reimbursement will stay in effect for at least one year from the effective date of the prospectus.

Comment No. 6: In the introductory paragraph to each Portfolio’s expense example, please delete the phrase “and that all dividends and distributions are reinvested” from the third sentence, as it is not permitted by Form N-1A.

Response: The above-referenced disclosure has been deleted.

Comment No. 7: Please explain how each Portfolio will obtain exposure to commodities in the principal strategies subsection of the Portfolio’s summary section.

January 20, 2010

Response: The principal strategies subsection of each Portfolio’s summary section states that “[t]he Adviser may use exchange traded funds, exchange traded notes, structured investments and commodity-linked notes in seeking to carry out the Portfolio’s investment strategies.” Such investments may be used by each Portfolio in seeking to gain exposure to commodities. The Portfolios do not currently intend to gain exposure to commodity markets through an investment in a wholly-owned subsidiary. The disclosure that appeared in the section entitled “Additional Information About Principal Investment Strategies and Risks” relating to the wholly-owned subsidiary has been deleted.

Comment No. 8: Please clarify what is meant by the sentence “By dynamically allocating investment exposure among various asset classes in the Portfolio….” in the first paragraph of the principal strategies subsection of each Portfolio’s summary section, while also ensuring that the strategies for each Portfolio are sufficiently distinguished from the other Portfolios.

Response: The above-referenced sentence has been revised to read “By adjusting investment exposure among the various asset classes in the Portfolio….” Additional modifications to each Portfolio’s summary section have been made to further distinguish the Portfolios’ investment strategies from one another.

Comment No. 9: Please disclose in the principal strategies subsection of each Portfolio’s summary section the manner in which individual securities are selected for the Portfolio.

Response: Certain disclosure from the section entitled “Additional Information About Principal Investment Strategies and Risks” regarding the manner in which fixed-income securities and equity securities are selected has been moved to the principal strategies subsection of each Portfolio’s summary section.

Comment No. 10: With respect to each of the Tax-Aware Portfolios, please include additional disclosure in the principal strategies subsection of each such Portfolio’s summary section explaining how the Portfolio is “tax-aware.”

Response: Certain disclosure from the paragraph entitled “Additional Strategies Applicable to the Tax-Aware Overlay Portfolios” in the “Additional Information About Principal Investment Strategies and Risks” section has been included in the principal strategies subsection of each Tax-Aware Portfolio’s summary section.

Comment No. 11: With respect to each of the Tax-Aware Overlay C Portfolio and the Tax-Aware Overlay N Portfolio, please revise the disclosure in the first paragraph of the principal strategies subsection of each such Portfolio’s summary section to clarify that the Adviser will seek to modify the volatility of diversified client portfolios managed by Bernstein that reflect a significant allocation to California and New York municipal securities, respectively.

Response: The requested clarifications have been made.

January 20, 2010

Comment No. 12: Please add disclosure to each Portfolio’s summary section regarding the risks relating to investing in real estate related securities and high yield securities, if not currently provided.

Response: Risk disclosure relating to the above-referenced types of securities has been added to the principal risks subsection of each Portfolio’s summary section. Please note that risk disclosure relating to high yield securities is currently provided in the principal risks subsection of the Overlay B Portfolio’s summary section.

Comment No. 13: For each of the Tax-Aware Overlay C Portfolio and the Tax-Aware Overlay N Portfolio, please provide additional risk disclosure relating to California and New York economies, respectively.

Response: Additional risk disclosure regarding the relevant State’s economy, including risks resulting from specific industries or events, has been added to the “Municipal Market Risk” risk factor for each Portfolio.

Comment No. 14: Please delete the last sentence of the subsection entitled “Purchase and Sale of Portfolio Shares” in each Portfolio’s summary section, as it is not permitted by Form N-1A.

Response: The above-referenced sentence has been deleted.

Comment No. 15: Please revise the disclosure in the “Tax Information” subsection of each Portfolio’s summary section to state that the dividends and/or distributions may be taxed as ordinary income or capital gains.

Response: The disclosure in the above-referenced subsection has been revised to state: “The Portfolio intends to distribute dividends and/or distributions that may be taxed as ordinary income or capital gains.”

Comment No. 16: Please clarify what is meant by the sentence in the second paragraph of the “Additional Information About Principal Investment Strategies and Risks” section stating that the board of directors is not responsible for Bernstein’s investment program.

Response: The above-referenced sentenced has been revised to state: “The Portfolios’ board of directors is not responsible for the investment management services provided by Bernstein directly to private clients.”

Comment No. 17: Please clarify what is meant by the last sentence of the fourth paragraph in the section entitled “Additional Information About Principal Investment Strategies and Risks – Making Investment Decisions for the Portfolios.”

Response: The above-referenced disclosure has been deleted.

January 20, 2010

Comment No. 18: Given the flexible nature of each Portfolio’s principal investment strategies, please explain why the disclosure contained in the “Temporary Defensive Positions” paragraph in the “Additional Information About Principal Investment Strategies and Risks” section is necessary or appropriate. Alternatively, please limit the potential types of securities in which a Portfolio may invest when it is in a temporary defensive position.

Response: The above-referenced paragraph has been deleted.

Comment No. 19: Please include risks relating to Real Estate Investment Trusts in the “Additional Information About Principal Investment Strategies and Risks” section.

Response: Risks relating to Real Estate Investment Trusts appears on page 40 of the prospectus.

Comment No. 20: Please add disclosure in the “Additional Information About Principal Investment Strategies and Risks – Principal Investment Risks of the Portfolios” section regarding risks relating to the economies of the State of California and the State of New York.

Response: The existing disclosure in the “Municipal Market Risk” paragraph of the above-referenced section has been supplemented with additional disclosure the relevant State’s economy, including risks resulting from specific industries or events.

The above-referenced Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Securities and Exchange Commission (the “Commission”) and reviewed by the Commission’s staff (the “Staff”), it acknowledges that:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Very truly yours,

/s/ Elliot J. Gluck
Elliot J. Gluck

cc:	Marc Bryant, AllianceBernstein L.P.

Margery K. Neale, Willkie Farr & Gallagher LLP